UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Diamond Resorts International, Inc.

(Name of Subject Company (Issuer))

Dakota Merger Sub, Inc.

(Offeror) a direct wholly owned subsidiary of

Dakota Parent, Inc.

(Parent of Offeror)

Apollo Management VIII, L.P.

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25272T 104

(CUSIP Number of Class of Securities)

Dakota Merger Sub, Inc.

c/o Apollo Management VIII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Taurie M. Zeitzer

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,345,673,783.75	$236,209.35

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying (a) the offer price of $30.25 per share of common stock, par value $0.01 per share (“Shares”), of Diamond Resorts International, Inc., a Delaware corporation (“Diamond Resorts”), by (b) 77,542,935 Shares, which is the sum of (1) 69,745,698 Shares issued and outstanding (including 138,000 Shares of restricted stock), (2) 7,688,370 Shares issuable upon the exercise of outstanding options with an exercise price that is less than $30.25, (3) 81,830 Shares issuable pursuant to restricted stock units, and (4) an aggregate of 27,037 Shares subject to deferral. The foregoing share figures have been provided by Diamond Resorts to the Offeror and are as of July 13, 2016, the most recent practicable date.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2016, issued August 27, 2015, is calculated by multiplying the Transaction Valuation by 0.0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Dakota Merger Sub, Inc., a Delaware corporation (the “Offeror”), Dakota Parent, Inc., a Delaware corporation (“Parent”), and Apollo Management VIII, L.P., a Delaware limited partnership (“Management VIII”). The Offeror is a wholly owned subsidiary of Parent. Parent is controlled by equity funds managed by Management VIII. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $30.25 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of June 29, 2016, by and among Diamond Resorts, Parent and the Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section entitled “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Diamond Resorts International, Inc. Its principal executive offices are located at 10600 West Charleston Boulevard, Las Vegas, Nevada 89135. Diamond Resorts’ telephone number at its principal executive offices is (702) 684-8000.

(b) This Schedule TO relates to the Offeror’s offer to purchase all outstanding Shares. According to Diamond Resorts, as of July 13, 2016 there were of (1) 69,742,698 Shares issued and outstanding (including 138,000 Shares of restricted stock), (2) 7,688,370 Shares issuable upon the exercise of outstanding options with an exercise price that is less than $30.25, (3) 81,830 Shares issuable pursuant to restricted stock units, and (4) an aggregate of 27,037 Shares subject to deferral.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)—(c) This Schedule TO is filed by the Offeror, Parent and Management VIII. The information set forth in the section entitled “Summary Term Sheet” and Section 9—“Certain Information Concerning the Offeror, Parent and Management VIII” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Sections 8, 9, 10 and 11—“Certain Information Concerning Diamond Resorts,” “Certain Information Concerning the Offeror, Parent and Management VIII,” “Background of the Offer; Contacts with Diamond Resorts” and “Purpose of the Offer and Plans for Diamond Resorts; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)—(7) The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Sections 6, 7, 10, 11 and 14—“Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Background of the Offer; Contacts with Diamond Resorts,” “Purpose of the Offer and Plans for Diamond Resorts; Transaction Documents” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

Item 8. Interest in Securities of the Subject Company.

The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning Diamond Resorts,” “Certain Information Concerning the Offeror, Parent and Management VIII,” “Background of the Offer; Contacts with Diamond Resorts” and “Purpose of the Offer and Plans for Diamond Resorts; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in Sections 10, 11 and 17—“Background of the Offer; Contacts with Diamond Resorts,” “Purpose of the Offer and Plans for Diamond Resorts; Transaction Documents” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable. In accordance with instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

•	The consideration offered consists solely of cash;

•	The Offer is not subject to any financing condition; and

•	The Offer is for all outstanding securities of the subject class.

Item 11. Additional Information.

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Offeror, the Parent or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Diamond Resorts or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2), (3) The information set forth in Sections 11, 13 and 15—“Purpose of the Offer and Plans for Diamond Resorts; Transaction Documents,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7—“Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(5) Not applicable.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 14, 2016.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release, dated June 29, 2016 (incorporated by reference to Exhibit 99.1 to Diamond Resorts International, Inc.’s Form 8-K, filed on June 29, 2016).

(a)(1)(G)	Text of Summary Advertisement, as published in The Wall Street Journal on July 14, 2016.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Text of press release announcing launch of Tender Offer, dated July 14, 2016.*

(b)(1)	Debt Commitment Letter, dated as of June 29, 2016, among Royal Bank of Canada, Barclays Bank PLC, RBC Capital Markets, LLC, Jefferies Finance LLC and PSP Investments Credit USA LLC.*

(d)(1)	Agreement and Plan of Merger, dated as of June 29, 2016, by and among Diamond Resorts, the Offeror and Parent (incorporated by reference to Exhibit 2.1 to Diamond Resorts International, Inc.’s Form 8-K, filed on June 29, 2016).

(d)(2)	Equity Commitment Letter, dated as of June 29, 2016, pursuant to which certain equity funds managed by Management VIII have committed cash as capital to Parent.*

(d)(3)	Limited Guarantee, dated as of June 29, 2016, delivered by certain equity funds managed by Management VIII in favor of Diamond Resorts.*

(d)(4)	Confidentiality Agreement, dated as of March 21, 2016, between Management VIII and Diamond Resorts.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAKOTA MERGER SUB, INC.

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

DAKOTA PARENT, INC.

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT VIII, L.P.

BY: AIF VIII Management, LLC, its General Partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

Dated: July 14, 2016

EXHIBIT INDEX

EXHIBIT NO.

(a)(1)(A)	Offer to Purchase, dated July 14, 2016.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release, dated June 29, 2016 (incorporated by reference to Exhibit 99.1 to Diamond Resorts International, Inc.’s Form 8-K, filed on June 29, 2016).

(a)(1)(G)	Text of Summary Advertisement, as published in The Wall Street Journal on July 14, 2016.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Text of press release announcing launch of Tender Offer, dated July 14, 2016.*

(b)(1)	Debt Commitment Letter, dated as of June 29, 2016, among Royal Bank of Canada, Barclays Bank PLC, RBC Capital Markets, LLC, Jefferies Finance LLC and PSP Investments Credit USA LLC.*

(d)(1)	Agreement and Plan of Merger, dated as of June 29, 2016, by and among Diamond Resorts, the Offeror and Parent (incorporated by reference to Exhibit 2.1 to Diamond Resorts International, Inc.’s Form 8-K, filed on June 29, 2016).

(d)(2)	Equity Commitment Letter, dated as of June 29, 2016, pursuant to which certain equity funds managed by Management VIII have committed cash as capital to Parent.*

(d)(3)	Limited Guarantee, dated as of June 29, 2016, delivered by certain equity funds managed by Management VIII in favor of Diamond Resorts.*

(d)(4)	Confidentiality Agreement, dated as of March 21, 2016, between Management VIII and Diamond Resorts.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith